SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          K.L.S. ENVIRO RESOURCES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    482530102
                                  (CUSIP Number)

                              Jeffrey M. Jones, Esq.
                       DURHAM, EVANS, JONES & PINEGAR, P.C.
                         50 South Main Street, Suite 850
                           Salt Lake City, Utah 84144
                                (801) 538-2424
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          SCHEDULE 13D                            Page 2 of 14



-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                       BALLARD INVESTMENT CO., LTD.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE     87-0348327
    PERSON
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                   BK
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               Utah
-------------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                       1,567,381
SHARES            -------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                            0
OWNED BY          -------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                  1,567,381
REPORTING         -------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                       0
-------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                1,567,381
             EACH REPORTING PERSON
-------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     [ ]
             (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                  9.3%
             ROW (11)
-------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON                                    PN
-------------------------------------------------------------------------------

                          SCHEDULE 13D                             Page 3 of 14

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                        ARROW-1 INVESTMENTS, L.L.C.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE      87-0556727
    PERSON
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                   BK
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               Utah
-------------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                       1,567,381
SHARES            -------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                            0
OWNED BY          -------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                  1,567,381
REPORTING         -------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                       0
-------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                1,567,381
             EACH REPORTING PERSON
-------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     [ ]
             (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                  9.3%
             ROW (11)
-------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON                                     OO*
-------------------------------------------------------------------------------

* Reporting Person is a limited liability company that is the managing general partner of Ballard Investment Co., Ltd.

                           SCHEDULE 13D                            Page 4 of 14

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                                MELVIN R. BALLARD
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                       OO
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.
-------------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                         100,000
SHARES            -------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                     1,567,381*
OWNED BY          -------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                    100,000
REPORTING         -------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                1,567,381*
-------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                1,667,381*
             EACH REPORTING PERSON
-------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     [ ]
             (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                  9.9%
             ROW (11)
-------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON                                    IN
-------------------------------------------------------------------------------

* Includes shares of Common Stock of the issuer owned by Ballard Investment Co., Ltd., a Utah limited partnership as to which Mr. Ballard shares the power to vote or dispose or direct the disposition of securities owned by the partnership.

                           SCHEDULE 13D                            Page 5 of 14

ITEM 1.    SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.0001 per share (the "Common Stock"), of K.L.S. Enviro Resources, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 3220 North Freeway, Fort Worth, Texas 76111.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is filed on behalf of each of the following persons (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the Common Stock described in this Schedule 13D:

          (1) Ballard Investment Co, Ltd., a Utah limited partnership ("BIC"), whose general partners are R&B, L.L.C., a Utah limited liability company ("R&B"), The Barbara B. Ballard Trust (the "Trust"), Arrow-1 Investments, L.L.C., a Utah limited liability company ("Arrow-1"), and BB & BJ, Inc., a Utah corporation ("BB&BJ");

          (2)     Arrow-1, the managing general partner of BIC; and

          (3) Melvin R. Ballard, an individual resident in the State of Utah, a trustee of the Trust and the managing member of R&B ("Mr. Ballard").

     Although BIC has four general partners, management control over BIC, including the power to vote or dispose of or direct the disposition of securities owned by BIC, is vested in Arrow-1, as the managing general partner of BIC, or alternatively, in a majority of the four general partners of BIC. Schedule A to this Schedule 13D sets forth the information required by this Item for each manager or other person controlling Arrow-1. Schedule B sets forth the information required by this Item for each manger or other control person of R&B. Schedule C sets forth the information required by this Item for each trustee of the Trust. Schedule D sets forth the information required by this Item for each officer and director of BB&BJ. The information set forth on Schedules A, B, C and D hereto is incorporated herein by reference.

     (b) The principal business address for each of the Reporting Persons is 145 South Fairway Drive, North Salt Lake City, Utah 84054.

     (c) BIC's principal business is the management of its assets and investments of such assets. Arrow-1's principal business is the management of its assets on behalf of its members and the investment of such assets. Mr. Ballard's present principal occupation is as a minister.

     (d)-(e) During the last five years, none of the Reporting Persons or the persons or entities identified on Schedules A, B, C or D hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each natural person listed in this Schedule 13D or on Schedules A, B, C or D hereto is a United States Citizen.

     The Reporting Persons could be deemed to be a group for purposes of this
Schedule 13D because Mr. Ballard is a control person of two of the four general partners of BIC and there are certain family relationships among Mr. Ballard and the control persons of the general partners of BIC not controlled by Mr.

                           SCHEDULE 13D                            Page 6 of 14

Ballard. Nevertheless, the Reporting Persons disclaim that they have acted as a group for purposes of acquiring, holding, voting or disposing of the Common Stock, and each Reporting Person disclaims beneficial ownership of shares of the Common Stock owned by the other Reporting Persons.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Other than the transaction described in this Item and in Item 5(c), which necessitated the filing of the Schedule 13D, the Reporting Persons acquired the Common Stock that is described in this Schedule 13D between March 1994 and October 1996 through a combination of the conversion of certain convertible securities, acquisitions directly from the issuer in transactions exempt from the registration requirement of the Securities Act of 1933, as amended, and open market transactions. With respect to the transaction described in Item 5(c), BIC obtained 900,000 shares of the Company's Common Stock when it exercised the right to convert the unpaid balance due under a promissory note made by the Company and in favor of fonix corporation ("fonix"), an unrelated third party (the "Note"). Under the terms of the Note, any unpaid balance due thereunder was convertible at the option of the holder of the Note into shares of the Company's Common Stock at the conversion rate of $.30 per share. On December 31, 1996, the Note with a then outstanding principal balance of $270,000 was assigned to BIC by fonix in exchange for BIC's payment to fonix of $270,000. Immediately thereafter, BIC exercised the conversion option of the Note, and the Company issued the Common Stock described in Item 5(c). BIC obtained the funds necessary for the acquisition of the Note from a commercial bank loan obtained in the ordinary course of BIC's business. Specifically, BIC obtained an advance of such funds drawn against a line of credit provided by Zions First National Bank. Interest is payable on the line of credit in an amount corresponding to the prime rate charged by Zions First National Bank.

ITEM 4.    PURPOSE OF THE TRANSACTION.

     The Reporting Persons have acquired the Common Stock described in this
Schedule 13D and are holding such securities for investment purposes only. A limited liability company unaffiliated with the Company (the "LLC") but as to which BIC, an entity controlled by the control person of Arrow-1, and an entity controlled by the control person of BB&BJ each have equity interests is engaged, as of the date of this Schedule 13D, in private negotiations which could result in the acquisition by the LLC of warrants to acquire 25,000 additional shares of Common Stock. Additionally, BIC presently is in private negotiations with parties affiliated with the Company which could result in the acquisition by BIC of 100,000 additional shares of presently issued and outstanding shares of Common Stock. Moreover, any of the Reporting Persons may determine to acquire additional Common Stock in the open market or dispose of some or all of the Common Stock held by such Reporting Person in privately negotiated transactions or otherwise, depending on circumstances existing from time to time.

     Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

     (a) The responses of the Reporting Persons to Items 7, 8, 9, 10 and 11 of the Cover Sheets, which relate to the beneficial ownership of the Company's Common Stock, are incorporated herein by reference. The percentage of the Company's Common Stock beneficially owned by the Reporting Persons as set forth on the Cover Sheets is based in each case upon 16,824,244 outstanding shares of

                           SCHEDULE 13D                            Page 7 of 14

Common Stock, consisting of 15,924,244 shares issued and outstanding on December 30, 1996, as represented to the Reporting Persons by the Company, together with the 900,000 shares issued in connection with the transaction described in Item 5(c) of this Schedule 13D.

     (b) Each of the Reporting Persons has the sole or shared power to vote and to dispose or direct the disposition of the Common Stock as is indicated on such Reporting Person's respective Cover Sheet, which information is incorporated herein by reference.

     (c) On December 31, 1996, BIC acquired 900,000 shares of the Company's Common Stock when it exercised the right to convert the unpaid balance due under the Note [see Item 3]. Under the terms of the Note, any unpaid balance due thereunder was convertible at the option of the holder of the Note into shares of the Company's Common Stock at the conversion rate of $.30 per share. On December 31, 1996, the Note with a then outstanding principal balance of $270,000 was assigned to BIC by an unrelated third party in exchange for BIC's payment to such third party of $270,000. Thereafter, BIC exercised the conversion feature of the Note, and the Company issued the 900,000 shares of Common Stock. Except as set forth in this paragraph, to the best knowledge and belief of the Reporting Persons, neither of the Reporting Persons has effected any transaction in any equity security of the Company during the past sixty days.

     (d)     Not applicable.

     (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Persons have entered into an agreement, dated as of January 9, 1997 (the "Filing Agreement"), with respect to the filing of this Schedule 13D and any amendment hereto, and pursuant to the Filing Agreement certain Reporting Persons have granted a power-of-attorney to Craig B. Ballard to execute this Schedule 13D and any amendment hereto on behalf of such Reporting Persons. The discussion of certain preliminary negotiations that could result in the acquisition by the Reporting Persons or entities controlled by or affiliated with the Reporting Persons of additional shares of the Common Stock as set forth in Item 4 is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed herewith:


     1. Filing Agreement, dated as of January 9, 1997, by and among the Reporting Persons.

                           SCHEDULE 13D                            Page 8 of 14

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of January 9, 1997.


                                 BALLARD INVESTMENT CO., LTD.
                                   a Utah limited partnership



                                 By Arrow-1 Investments, L.L.C.,
                                   a Utah limited liability company, its
                                    managing general partner




                                 By /s/ Craig B. Ballard
                                   --------------------------------
                                    Craig B. Ballard, Manager



                                 ARROW-1 INVESTMENTS, L.L.C.,
                                     a Utah limited liability company



                                 By /s/ Craig B. Ballard
                                   --------------------------------
                                    Craig B. Ballard, Manager




                                   /s/ Craig B. Ballard
                                 ----------------------------------
                                 Craig B. Ballard, Attorney-in-Fact for
                                   Melvin R. Ballard

                          SCHEDULE 13D                            Page 9 of 14

                                   SCHEDULE A

                             Identity and Background
                              of Control Persons of
                             Arrow-1 Investments, L.L.C.


     The following table sets forth the name and principal occupation or employment of the managers or other persons controlling Arrow-1 Investments, L.L.C., a Utah limited liability company ("Arrow-1"), and the sole managing general partner of Ballard Investment Co., Ltd. Arrow-1's principal business is the management of its assets on behalf of its members and the investment of such assets. The business address of each person listed below is 145 South Fairway Drive, North Salt Lake City, Utah 84054.

               Name                     Present Principal Occupation
               ----                              or Employment
                                        ------------------------------

     Craig B. Ballard Trust             Manager, Arrow-1 Investments,
                                        investment management

     Melissa G. Ballard Trust           Manager, Arrow-1 Investments,
                                        investment management

     Craig B. Ballard                   Trustee, Craig B. Ballard Trust;
                                        Trustee, Melissa G. Ballard Trust;
                                        investment management

     Melissa G. Ballard                 Trustee, Melissa G. Ballard Trust;
                                        Trustee, Craig B. Ballard Trust;
                                        investment management

                          SCHEDULE 13D                           Page 10 of 14

                                   SCHEDULE B


                             Identity and Background
                              of Control Persons of
                                   R&B, L.L.C.

     The following table sets forth the name and principal occupation or employment of the managers and other persons controlling R&B, L.L.C., a Utah limited liability company ("R&B") that is one of four general partners of Ballard Investment Co., Ltd. R&B is principally engaged in the business of investment management on behalf of its members. The business address of each person listed below is 145 South Fairway Drive, North Salt Lake City, Utah 84054.

               Name                     Present Principal Occupation
               ----                              or Employment
                                        ------------------------------

The M. Russell Ballard Trust            Investment Management, Manager of R&B

The Barbara B. Ballard Trust            Investment Management, Manager of R&B

Melvin R. Ballard                       Minister, Co-trustee of the M. Russell
                                        Ballard Trust and Co-trustee of the
                                        Barbara B. Ballard Trust

Barbara B. Ballard                      Investment management, Co-trustee of
                                        the Barbara B. Ballard Trust and Co-
                                        trustee of the M. Russell Ballard Trust

                         SCHEDULE 13D                            Page 11 of 14

                                   SCHEDULE C


                             Identity and Background
                              of Control Persons of
                           The Barbara B. Ballard Trust

     The following table sets forth the name and principal occupation or employment of the trustees and other persons controlling The Barbara B. Ballard Trust (the "Trust") that is one of four general partners of Ballard Investment Co., Ltd. The Trust is principally engaged in the business of investment management on behalf of its beneficiaries. The business address of each person listed below is 145 South Fairway Drive, North Salt Lake City, Utah 84054.

               Name                     Present Principal Occupation
               ----                              or Employment
                                        ------------------------------

     Melvin R. Ballard                  Minister, Co-trustee of the M. Russell
                                        Ballard Trust and Co-trustee of the
                                        Barbara B. Ballard Trust

     Barbara B. Ballard                 Investment management, Co-trustee of
                                        the Barbara B. Ballard Trust and Co-
                                        trustee of the M. Russell Ballard Trust

                         SCHEDULE 13D                            Page 12 of 14

                                   SCHEDULE D

                             Identity and Background
                              of Control Persons of
                                 BB & BJ, Inc.


     The following table sets forth the name and principal occupation or employment of the officers and directors or other persons controlling BB & BJ, Inc., a Utah corporation ("BB&BJ"), and one of four general partners of Ballard Investment Co., Ltd. BB&BJ's principal business is investment. The business address of each person listed below is 145 South Fairway Drive, North Salt Lake City, Utah 84054.

               Name                     Present Principal Occupation
               ----                              or Employment
                                        ------------------------------

     Bradford J. Brower                 President, Sole Director of BB&BJ

                        SCHEDULE 13D                             Page 13 of 14

                                   EXHIBIT INDEX
                                   -------------


            EXHIBIT
              NO                        EXHIBIT
            ------                      -------


               1 Filing Agreement, dated as of January 9, 1997, among the Reporting Persons

                        SCHEDULE 13D                            Page 14 of 14

                                                        Exhibit No. 1
                                                        ------------

                                 FILING AGREEMENT
                                 ----------------

     This will confirm the agreement by and among the undersigned that the statement on schedule 13D filed on or about this date (the "Schedule 13D") with respect to the beneficial ownership by the undersigned of shares of common stock, $.0001 par value, of K.L.S. Enviro Resources, Inc., a Nevada corporation, is being filed on behalf of each of the signatories named below (each, a "Reporting Person" and collectively the "Reporting Persons").

     This will also confirm the agreement by and among the Reporting Persons that any amendment to such Schedule 13D which may be required to be filed shall be filed on behalf of each of the Reporting Persons.

     Each of the undersigned Reporting Persons, by his, her or its execution hereof, hereby irrevocably makes, constitutes and appoints Craig B. Ballard as his, her or its true and lawful agent and attorney-in-fact, with full power of substitution and full power and authority in his, her or its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file (i) the
Schedule 13D and all amendments thereto and (ii) all certificates and other instruments deemed advisable by Craig B. Ballard to comply with the provisions of the Securities Exchange Act of 1934, as amended.

     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


     Dated: January 9, 1997

                                 BALLARD INVESTMENT CO., LTD.
                                   a Utah limited partnership


                                 By Arrow-1 Investments, L.L.C.,
                                   a Utah limited liability company, its
                                    managing general partner



                                 By /s/ Craig B. Ballard
                                   --------------------------------
                                    Craig B. Ballard, Manager


                                 ARROW-1 INVESTMENTS, L.L.C.,
                                     a Utah limited liability company


                                 By /s/ Craig B. Ballard
                                   --------------------------------
                                    Craig B. Ballard, Manager



                                  /s/ Craig B. Ballard
                                 ----------------------------------
                                 Craig B. Ballard, Attorney-in-Fact for
                                    Melvin R. Ballard